
07054938

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2006

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies 401(K) Savings Plan and Trust Agreement

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Kentucky Investors, Inc., and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED
COMPANIES 401(K) SAVINGS PLAN AND
TRUST AGREEMENT

Date: May 31, 2007

BY: ______________________
Harry Lee Waterfield II
Chairman of the Board, President
Kentucky Investors, Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Kentucky Investors, Inc., hereby certify as of this 31st day of May, 2007, that the Form 11-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Kentucky Investors, Inc., and Affiliated Companies 401(k) Savings Plan and Trust Agreement.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kentucky Investors, Inc. and will be retained by Kentucky Investors, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

KENTUCKY INVESTORS, INC.

DATE: May 31, 2007

BY: Harry Lee Waterfield II
President

DATE: May 31, 2007

BY: Raymond L. Carr
Vice President - Chief Financial Officer

Financial Statements

Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan
For Each of the Three Years in the Period Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Audited Financial Statements

For Each of the Three Years in the Period Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statements of net assets available for benefits of Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

May 17, 2007

Ernst + Young LLP

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
Assets		
Investment in securities of Sponsoring Companies at fair value:		
Kentucky Investors, Inc. common stock – 287,884 and 276,052 shares – cost $5,073,136 and $4,781,623 for 2006 and 2005, respectively	**$ 7,844,827**	$ 6,487,216
Investment – Vanguard 500 Index Fund – cost $51,922 and $31,090 for 2006 and 2005, respectively	**59,805**	32,961
Accounts receivable	**–**	46
Accrued investment income	**140**	81
Net assets available for benefits	**$ 7,904,772**	$ 6,520,304

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31		
	2006	**2005**	**2004**
Dividend and interest income	**$ 107,124**	$ 102,611	$ 109,513
Contributions:			
Participating employers	**215,485**	203,786	210,695
Participants	**235,439**	221,786	223,193
	450,924	425,572	433,888
Distributions to participants	**(246,188)**	(196,419)	(1,338,988)
	311,860	331,764	(795,587)
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	**1,072,608**	52,600	(861,053)
Net increase (decrease) in assets available for benefits	**1,384,468**	384,364	(1,656,640)
Net assets available for benefits at beginning of year	**6,520,304**	6,135,940	7,792,580
Net assets available for benefits at end of year	**$ 7,904,772**	$ 6,520,304	$ 6,135,940

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted bid prices on the last business day of the Plan year. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan that was established as an incentive to eligible employees of Kentucky Investors, Inc. (Kentucky Investors), Investors Heritage Life Insurance Company (Investors Heritage), and Investors Heritage Printing, Inc. (collectively, the Sponsoring Companies).

Participants have the option of investing contributions in either Kentucky Investors common stock or select mutual funds. A participant can change the election of future contributions semiannually.

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions, subject to federal regulations. The Sponsoring Companies will then contribute an amount equal to the employee contributions, up to 10% of the employee's eligible compensation, if the selected investment option is Kentucky Investors stock. If the selected investment option consists of mutual funds, the Sponsoring Companies will contribute an amount equal to 10% of the employee contributions, up to 10% of the employee's eligible compensation. At their discretion, the Sponsoring Companies may contribute an amount greater than the employee contributions, subject to certain limitations.

2. Description of the Plan (continued)

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of investments by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) Employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Sponsoring Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the company also will be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of the investments allocated to their account. Prior to selling, or otherwise disposing of any Kentucky Investors common stock held within the Plan, a former participant must first offer to sell it to the Sponsoring Companies at fair market value.

When an employee withdraws from the Plan, the nonvested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Sponsoring Companies may, at any time, terminate the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2006 and 2005, assets of the Plan were held in Kentucky Investors Common Stock and the Vanguard 500 Index Fund. Participants have the option of receiving payment of the Kentucky Investors Common Stock dividend or having the dividends reinvested in the Plan.

The Plan's investments (including investments bought, sold, and held during the year) changed in value as follows:

	Year Ended December 31		
	2006	**2005**	**2004**
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:			
Common stock	**$ 1,066,596**	$ 51,592	$ (861,916)
Mutual fund	**6,012**	1,008	863
	$ 1,072,608	$ 52,600	$ (861,053)

The Plan's investments in common stock of Kentucky Investors, Inc. represented more than 5% of the Plan's net assets at December 31, 2006 and 2005.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors, Inc.

Administrative expenses for the Plan have been paid by the Sponsoring Companies. The Plan has not been charged for administrative services performed on its behalf by the participating employers.

6. Contributions

Contributions made by the Sponsoring Companies and their participating employees during the years ended December 31, 2006, 2005, and 2004, were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2006			
Contributions:			
Participating employers	**$ 202,806**	**$ 12,679**	**$ 215,485**
Participants	**222,760**	**12,679**	**235,439**
Year ended December 31, 2005			
Contributions:			
Participating employers	$ 189,330	$ 14,456	$ 203,786
Participants	207,330	14,456	221,786
Year ended December 31, 2004			
Contributions:			
Participating employers	$ 196,789	$ 13,906	$ 210,695
Participants	209,287	13,906	223,193

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of financial condition.



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statements of net assets available for benefits of Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 17, 2007

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan of our report dated May 17, 2007, with respect to the financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Cincinnati, Ohio
May 29, 2007

END